UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41645

ICZOOM GROUP INC.

(Registrant’s Name)

Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road

Futian District, Shenzhen

Guangdong, China, 518000

Tel: 86 755 86036281

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information contained in this report

On July 16, 2026, the Company issued a press release announcing the receipt of a Nasdaq continued listing deficiency letter. A copy of the press release dated July 16, 2026 is included as Exhibit 99.1 to this report.

Exhibits

Exhibit No.	Description
99.1*	Press Release dated July 16, 2026

*	Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICZOOM Group Inc.

Date: July 16, 2026	By:	/s/ Lei Xia
	Name:	Lei Xia
	Title:	Chief Executive Officer

2